Exhibit 99.1

New leadership named at Comau in preparation for its future as a publicly-listed company

•	Paolo Carmassi joins as CEO from Malvern Panalytical and previously Honeywell

•	Alessandro Nasi appointed Chairman

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE:FCAU / MTA:FCA) announces that Paolo Carmassi has been appointed Chief Executive Officer of Comau (“Comau” or “the Company”) in preparation for its future as one of the world’s leading global providers of Industry 4.0 enabling systems, products and services and its stock market listing. Alessandro Nasi will become the Company’s Chairman.

Mr. Carmassi joins Comau with significant experience in global high-technology business management. For the past four years, he has led Malvern Panalytical Ltd. (a Spectris company), a major provider of scientific instrumentation for materials analysis. Previously, he was head of the Aerospace business in EMEA for Honeywell, where he spent 23 years holding a series of positions of increasing leadership responsibility, in both the automotive and aerospace sectors.

Headquartered in Turin, Italy, Comau is a world leader in industrial automation for the automotive industry for which it provides joining, assembly and machining solutions for both traditional and electric vehicles, and robotized manufacturing including wearable robotics. The Company also offers specialist project management and consultancy services, maintenance and training, and operates through an international network of 7 innovation centers, 5 digital hubs, 8 production plants, employing over 9,000 people in 14 countries.

Comau’s experience and expertise are clearly applicable to general industry and so it is well-placed to develop its business by supporting clients in new sectors as they transition to an industry 4.0 world. This will see processes and products re-imagined to capture the opportunities presented by developments such as the Industrial Internet of Things (IIoT), Cyber-Physical Systems (CPS), Artificial Intelligence (AI) and Virtual and Augmented Reality..

Alessandro Nasi joined the Fiat Group in 2005, having begun his career working in banking and finance. He has held senior roles at Fiat Powertrain Technologies, the Engine and Powertrain division of Fiat Group and CNH Industrial, which manufactures agricultural machinery and construction equipment, where he serves as a member of the Board and is also Chairman of Iveco Defence Vehicles. He is also member of the Board of EXOR.

As previously announced by FCA on 18 December 2019, shortly following the merger of FCA and Groupe PSA, the shareholding in Comau will be distributed for the benefit of the shareholders of the newly merged company.

Commenting on the appointments, Mike Manley, Chief Executive Officer of FCA said:

“The appointments of Alessandro Nasi and Paolo Carmassi are a significant step forward for Comau as it prepares for life as a public company. We’re particularly delighted to welcome Paolo who brings with him a wealth of relevant experience to take Comau into a new phase of its development as a trusted partner helping businesses capture the opportunities of Industry 4.0.”

London, 1 June 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
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